Exhibit 99.2
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2018 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2018	2018	2017	2018	2017	2018
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue from operations	20,609	19,128	17,567	39,737	34,645	70,522
Other income, net (Refer Note c)	739	726	883	1,465	1,697	3,311
Total Income	21,348	19,854	18,450	41,202	36,342	73,833
Expenses
Employee benefit expenses	11,158	10,462	9,604	21,620	18,970	38,893
Cost of technical sub-contractors	1,523	1,291	1,089	2,814	2,150	4,297
Travel expenses	602	603	480	1,205	1,008	1,995
Cost of software packages and others	606	545	492	1,151	932	1,870
Communication expenses	121	122	131	243	255	489
Consultancy and professional charges	289	305	269	594	515	1,043
Depreciation and amortisation expenses	463	436	456	900	906	1,863
Other expenses	953	827	800	1,779	1,552	2,924
Reduction in the fair value of Disposal Group held for sale (Refer Note a)	–	270	–	270	–	118
Total expenses	15,715	14,861	13,321	30,576	26,288	53,492
Profit before non-controlling interest / share in net profit / (loss) of associate	5,633	4,993	5,129	10,626	10,054	20,341
Share in net profit/(loss) of associate, including impairment of associate (Refer Note d)	–	–	–	–	(71)	(71)
Profit before tax	5,633	4,993	5,129	10,626	9,983	20,270
Tax expense: (Refer Note b)
Current tax	1,612	1,450	1,471	3,063	2,971	4,581
Deferred tax	(89)	(69)	(68)	(158)	(197)	(340)
Profit for the period	4,110	3,612	3,726	7,721	7,209	16,029
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	3	1	6	4	3	55
Equity instruments through other comprehensive income, net	8	4	–	12	–	7
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	(29)	9	20	(20)	(46)	(39)
Exchange differences on translation of foreign operations	334	87	100	421	207	321
Fair value changes on investments, net	(15)	(45)	12	(60)	39	(1)
Total other comprehensive income, net of tax	301	56	138	357	203	343
Total comprehensive income for the period	4,411	3,668	3,864	8,078	7,412	16,372

Paid up share capital (par value 5/- each, fully paid)	2,176	1,088	1,144	2,176	1,144	1,088
Other equity*	63,835	63,835	67,838	63,835	67,838	63,835

Earnings per equity share (par value 5/- each) (Refer Note 2)**
Basic () (Refer Note a and b)	9.45	8.31	8.15	17.76	15.77	35.53
Diluted ()	9.44	8.30	8.15	17.74	15.76	35.50

*	Represents balance as per the audited Balance Sheet of the previous year as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter and half year ended September 30, 2018, quarter ended June 30, 2018 and quarter and half year ended September 30, 2017.

Note pertaining to the previous periods

a)	In the quarter ended March 31, 2018, on conclusion of a strategic review of the portfolio businesses, the Company had initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya (collectively referred to as the “Disposal Group”). The Company anticipates completion of the sale by March 2019. On reclassification, assets and liabilities in respect of the Disposal Group had been reclassified as “held for sale" and measured at the lower of carrying amount and fair value less cost to sell. Consequently, a reduction in the fair value of Disposal Group held for sale amounting to 118 crore in respect of Panaya had been recognized in the Consolidated Statement of Profit and Loss for the year ended March 31, 2018.

During quarter ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of Disposal Group held for sale amounting to 270 crore in respect of Panaya. Consequently, profit for the quarter ended June 30, 2018 and half-year ended September 30, 2018 has decreased by 270 crore resulting in a decrease in basic earnings per equity share by 0.62 ($0.01) (adjusted for September 2018 bonus issue) for the quarter ended June 30, 2018 and half-year ended September 30, 2018. As of September 30, 2018 assets amounting to 1,958 crore and liabilities amounting to 346 crore in respect of the Disposal Group have been classified as “held for sale".

b)	In December 2017, on account of the conclusion of an Advance Pricing Agreement (“APA”) with the U.S. Internal Revenue Service (“IRS”), the Company had, in accordance with the APA, reversed income tax expense provision of $225 million (1,432 crore), which pertained to previous periods which are no longer required. Consequently, profit for the year ended March 31, 2018 had increased resulting in an increase in Basic Earnings Per equity share by 2.94 ($0.05) (adjusted for September 2018 bonus issue) for the year ended March 31, 2018.

c)	Other income includes 262 crore towards the interest on income tax refund for the year ended March 31, 2018.

d)	During the quarter ended June 30, 2017, the Company had written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore.

Notes pertaining to the current period

1.	The audited interim consolidated financial statements for the quarter and half-year ended September 30, 2018 have been taken on record by the Board of Directors at its meeting held on October 16, 2018. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unqualified audit opinion. The information presented above is extracted from the audited interim consolidated financial statements. The interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

2.	Bonus Issue

The Company has allotted 2,18,41,91,490 fully paid up equity shares of face value 5/- each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders through postal ballot. The bonus shares have been issued to celebrate 25th year of public listing in India and to further increase the liquidity of its shares. Record date fixed by the Board of Directors was September 5, 2018. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares. The earnings per share has been adjusted for previous periods presented in accordance with Ind AS 33, Earnings per share.

3.	Management change

On August 18, 2018, the Board accepted the resignation of M. D. Ranganath as the Chief Financial Officer of the Company. He will continue in his current position as Chief Financial Officer till November 16, 2018. The Company is in the process of identifying the next Chief Financial Officer.

4.	Acquisitions

Trusted Source Pte Ltd

On September 7, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire 60% stake in Trusted Source Pte Ltd (a wholly owned subsidiary of Temasek Management Services Pte. Ltd.), a Singapore based IT services company for a total consideration of up to SGD 12 million (approximately 63 crore), subject to regulatory approvals and fulfillment of closing conditions.

Fluido Oy

On October 11, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Fluido Oy (Fluido), a Nordic-based Salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of upto Euro 65 million (approximately 546 crore), comprising of cash consideration of Euro 45 million (approximately 378 crore), contingent consideration of upto Euro 12 million (approximately 101 crore) and retention payouts of upto Euro 8 million (approximately 67 crore), payable to the employees of Fluido over the next three years, subject to their continuous employment with the group. The payment of contingent consideration to sellers of Fluido is dependent upon the achievement of certain financial targets by Fluido. As of October 16, 2018 (i.e., the date of adoption of financial statements by the Board of Directors), the Company is in the process of finalizing the accounting for acquisition of Fluido, including allocation of purchase consideration to identifiable assets and liabilities.

5.	On September 17, 2018 the Arbitral Tribunal of Hon’ble Justice R.V. Raveendran (retired) communicated the decision with regard to the dispute between Infosys Ltd. and its former CFO Mr. Rajiv Bansal. The Company has received legal advice and will comply with the award and make the necessary payments.

6.	Information on dividends for the quarter and half-year ended September 30, 2018

The Board of Directors declared an interim dividend of 7/- per equity share. The record date for the payment is October 27, 2018.The interim dividend will be paid on October 30, 2018.The interim dividend declared in the previous year was 6.50/- per equity share (adjusted for September 2018 bonus issue).

(in )

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2018	2018	2017	2018	2017	2018
Dividend per share (par value 5/- each)
Interim dividend	7.00	–	6.50	7.00	6.50	6.50
Final dividend	–	–	–	–	–	10.25
Special dividend	–	–	–	–	–	5.00

Note: Dividend per equity share disclosed for previous periods in the above table represents dividends declared previously, retrospectively adjusted for September 2018 bonus issue.

7. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	September 30, 2018	March 31, 2018
ASSETS
Non-current assets
Property, plant and equipment	10,034	10,116
Capital work-in-progress	1,867	1,606
Goodwill	2,496	2,211
Other Intangible assets	364	247
Investment in associate	–	–
Financial assets:
Investments	5,165	5,756
Loans	34	36
Other financial assets	295	284
Deferred tax assets (net)	1,360	1,282
Income tax assets (net)	6,085	6,070
Other non-current assets	1,952	2,265
Total non-current assets	29,652	29,873
Current assets
Financial assets
Investments	7,580	6,407
Trade receivables	14,781	13,142
Cash and cash equivalents	17,851	19,818
Loans	232	239
Other financial assets	4,303	6,684
Other current assets	5,468	1,667
	50,215	47,957
Assets held for sale	1,958	2,060
Total current assets	52,173	50,017
Total Assets	81,825	79,890
EQUITY AND LIABILITIES
Equity
Equity share capital	2,176	1,088
Other equity	62,972	63,835
Total equity attributable to equity holders of the Company	65,148	64,923
Non-controlling interests	1	1
Total equity	65,149	64,924

Liabilities
Non-current liabilities
Financial liabilities
Other financial liabilities	143	61
Deferred tax liabilities (net)	474	541
Other non-current liabilities	264	259
Total non-current liabilities	881	861

Current liabilities
Financial liabilities
Trade payables	1,193	694
Other financial liabilities	8,194	6,946
Other Current Liabilities	3,997	3,606
Provisions	617	492
Income tax liabilities (net)	1,448	2,043
	15,449	13,781
Liabilities directly associated with assets held for sale	346	324
Total current liabilities	15,795	14,105
Total equity and liabilities	81,825	79,890

The disclosure is an extract of the audited Consolidated Balance Sheet as at September 30, 2018 and March 31, 2018 prepared in compliance with the Indian Accounting Standards (Ind-AS).

8. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2018	2018	2017	2018	2017	2018
Revenue by business segment
Financial Services (1)	6,644	6,075	5,817	12,719	11,448	23,172
Retail (2)	3,469	3,169	2,804	6,637	5,578	11,345
Communication (3)	2,529	2,429	2,184	4,958	4,336	8,883
Energy, Utilities , Resources and Services	2,527	2,374	2,058	4,901	3,990	8,297
Manufacturing	1,989	1,837	1,647	3,826	3,235	6,671
Hi Tech	1,537	1,422	1,266	2,959	2,516	5,131
Life Sciences (4)	1,321	1,260	1,191	2,581	2,317	4,698
All other segments (5)	593	562	600	1,156	1,225	2,325
Total	20,609	19,128	17,567	39,737	34,645	70,522
Less: Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	20,609	19,128	17,567	39,737	34,645	70,522
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	1,776	1,562	1,616	3,337	3,157	6,370
Retail (2)	1,034	946	801	1,979	1,571	3,303
Communication (3)	659	670	612	1,331	1,272	2,619
Energy, Utilities , Resources and Services	596	624	632	1,220	1,183	2,411
Manufacturing	465	411	305	876	573	1,274
Hi-Tech	418	388	368	806	704	1,446
Life Sciences (4)	376	354	335	729	688	1,391
All other segments (5)	33	19	34	53	118	199
Total	5,357	4,974	4,703	10,331	9,266	19,013
Less: Other unallocable expenditure	463	437	457	900	909	1,865
Add: Unallocable other income	739	726	883	1,465	1,697	3,311
Less: Reduction in the fair value of Disposal Group held for sale	–	270	–	270	–	118
Add: Share in net profit/(loss) of associate, including impairment of associate	–	–	–	–	(71)	(71)
Profit before tax and non-controlling interests	5,633	4,993	5,129	10,626	9,983	20,270

(1) Financial Services include enterprises in Financial Services and Insurance

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) Communication includes enterprises in Communication, Telecom OEM and Media

(4) Life Sciences includes enterprises in Life sciences and Health care

(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

During the quarter ended June 30, 2018, the Company internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, there were changes in the reportable business segments based on “Management approach” as defined under Ind AS 108, Operating Segments, therefore enterprises in Insurance which was earlier considered under the Life Sciences, Healthcare and Insurance business segment are now considered under the Financial Services business segment and enterprises in Communication, Telecom OEM and Media which was earlier under Energy & Utilities, Communication and Services is now shown as a separate business segment. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated efforts of the segment. Segmental operating income has changed in line with the internal reorganization as well as changes in the allocation method. The previous period figures, extracted from the audited consolidated financial statements, have been presented after incorporating necessary reclassification adjustments pursuant to changes in the reportable segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

9. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2018	2018	2017	2018	2017	2018
Revenue from operations	18,297	17,056	15,356	35,353	30,326	61,941
Profit before tax (Refer note (i) below)	5,251	4,782	4,880	10,032	9,597	19,908
Profit for the period (Refer note (i) below)	3,879	3,503	3,579	7,381	6,994	16,155

Note: The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim condensed financial statements as stated.

i)	In the quarter ended March 31, 2018, on conclusion of a strategic review of the portfolio businesses, the company evaluated its portfolio of businesses and had planned for the sale of its investment in subsidiaries, Kallidus and Skava (together herein referred to as 'Skava') and Panaya. The Company anticipates completion of the sale by March, 2019. On reclassification, investments in these subsidiaries had been reclassified as 'Assets held for sale' and measured at the lower of carrying amount and fair value less cost to sell. Consequently, the Company had recognized a reduction in the fair value of investment amounting to 589 crore in the Statement of Profit and Loss during the year ended March 31, 2018, in respect of Panaya in the standalone books of Infosys Limited.

During the quarter ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of investment of 265 crore in respect of Panaya. Consequently, profit for the quarter ended June 30, 2018 and half-year ended September 30, 2018, has decreased by 265 crore resulting in a decrease in Basic earnings per equity share by 0.61 (adjusted for September 2018 bonus issue) for the quarter ended June 30, 2018 and half-year ended September 30, 2018 in the standalone books of Infosys Limited.

By order of the Board

for Infosys Limited

Bengaluru, India	Salil Parekh
October 16, 2018	Chief Executive Officer and Managing Director

The Board has also taken on record the audited condensed consolidated results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2018, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2018	2018	2017	2018	2017	2018
	Audited	Audited	Unaudited	Audited	Unaudited	Audited
Revenues	2,921	2,831	2,728	5,753	5,379	10,939
Cost of sales	1,884	1,819	1,743	3,703	3,435	7,001
Gross profit	1,037	1,012	985	2,050	1,944	3,938
Operating expenses	345	342	326	687	646	1,279
Operating profit	692	670	659	1,363	1,298	2,659
Other income, net	105	107	137	212	263	513
Reduction in the fair value of Disposal Group held for sale (Refer Note a below)	–	(39)	–	(39)	–	(18)
Share in net profit/(loss) of associate, including impairment	–	–	–	–	(11)	(11)
Profit before income taxes	797	738	796	1,536	1,550	3,143
Income tax expense	216	204	218	420	431	657
Net profit	581	534	578	1,116	1,119	2,486
Earnings per equity share *
Basic	0.13	0.12	0.13	0.26	0.24	0.55
Diluted	0.13	0.12	0.13	0.26	0.24	0.55
Total assets	11,288	11,406	13,551	11,288	13,551	12,255
Cash and cash equivalents including current investments	3,508	3,415	5,428	3,508	5,428	4,023

* EPS is not annualized for the quarter and half year ended September 30, 2018, quarter ended June 30, 2018 and quarter and half year ended September 30, 2017.

a)	In the quarter ended March 31, 2018, on conclusion of a strategic review of the portfolio businesses, the Company had initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya (collectively referred to as the “Disposal Group”). The Company anticipates completion of the sale by March 2019. On reclassification, assets and liabilities in respect of the Disposal Group had been reclassified as “held for sale" and measured at the lower of carrying amount and fair value less cost to sell. Consequently, a reduction in the fair value of Disposal Group amounting to $18 million in respect of Panaya had been recognized in the Consolidated Statement of Profit and Loss for the year ended March 31, 2018.

During the quarter ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of Disposal Group held for sale amounting to $39 million in respect of Panaya. Consequently, profit for the quarter ended June 30, 2018 and half-year ended September 30, 2018 has decreased by $39 million, resulting in a decrease in Basic earnings per equity share by $0.01 (adjusted for September 2018 bonus issue) for the quarter ended June 30, 2018 and half-year ended September 30, 2018. As of September 30, 2018 assets amounting to $270 million and liabilities amounting to $48 million in respect of the disposal group have been classified as “held for sale".

Certain statements mentioned in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2018. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.